

Mail Stop 3628

October 18, 2007

Via Facsimile (212-859-4000) and U.S. Mail
Christopher Ewan, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004

> **Re: Navtech, Inc.**
> **Schedule TO/13E-3 filed October 9, 2007**
> **File No. 005-39203**

Dear Mr. Ewan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Please note that all defined terms used in this letter have the same meaning as in the Offer to Purchase.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO/13E-3

1. Please tell us what consideration was given to whether Navtech, Cambridge Information Group II LLC, ABRY Mezzanine Partners L.P. and ABRY Investment Partnership, L.P., Externalis S.A., and Messrs. Jakobowski, Hunt, Snyder and Macq are affiliates engaged in the going private transaction and, accordingly, should be filing persons on the Schedule 13E-3? Please advise or revise the Schedule 13E-3 to include these parties as filing persons. For help in making this determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.

2. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he/she relied in reaching such conclusion. <u>See</u> Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

3. We note from the disclosure on page 34 that during the two years for which various transactions between the affiliates and the company are described, CIG and Externalis continued to acquire shares through private purchases. ABRY made one such purchase. Provide us with a written analysis for why these securities acquisitions did not constitute the first steps in the going private transaction. See Rule 13e-3(a)(3) and Question & Answer No. 4 of Exchange Act Release No. 34-17719. In your supplemental response, please include a timeline for all acquisitions of the company's securities, including but not limited to the transactions disclosed and private purchases. Further, in your response, highlight the progression of the discussions by all parties regarding the consideration of a potential going private transaction.

<u>Offer to Purchase</u>

4. Please revise to include the financial information required by Item 1010 for the issuer, as required by Item 13 of Schedule 13E-3.

<u>Summary Term Sheet</u>

5. Please revise your summary term sheet to include a brief summary of all the significant terms of the tender offer and going private transactions. For example, your summary term sheet should include a brief discussion of the following:

- Principal advantages and disadvantages of the tender offer and going private transactions;
- Interests of your directors, officers, and any affiliates;
- Identity of affiliates engaged in the going private transaction, a description of their relationship with the issuer and their role in the transactions; and
- The receipt of the valuation report from JEGI and the decision by the filing persons not to seek a report, opinion or appraisal from an outside party relating to the fairness of the consideration offered to stockholders.

Refer to Item 1001 of Regulation M-A and also Section II.F.2 of the Securities Act Release No. 7760 for a discussion of other issues that may be appropriately disclosed in the summary term sheet.

6. We note that you describe the minimum tender condition; please revise to quantify the number of shares required to meet this minimum tender condition. In addition, please state the total number of shares currently held by the offerors and the total number issuable upon conversion of the preferred shares and upon exercise of warrants.

Special Factors, page 9

Purpose of the Offer, page 9

7. We note that you believe a reduction in the administrative and financial burdens associated with public reporting requirements will enable Navtech to concentrate on its core businesses and long-term development. Please further describe the purpose of the going private transaction. Refer to Item 1013(a) of Regulation M-A.

8. We note that you are making this offer to purchase with a view to making a profit. Please quantify the interest in the net book value and net earnings, in amount and percentage.

9. Please consider expanding your discussion of the detriments to unaffiliated security holders relating to the transaction to address the following:

  * The rights and protections that the federal securities laws provide to security holders;
  * The substantive disclosure requirements that the federal securities laws, including the Sarbanes Oxley Act of 2002, require of public companies; and
  * The reporting obligations for officers, directors, and principal stockholders of public companies.

Certain Material U.S. Federal Income Tax Consequences of the Offer, page 10

10. Please revise to disclose all material federal income tax consequences and delete the term "certain" in the heading and first sentence. In addition, although you may recommend that security holders consult a tax advisor regarding the tax consequences of the proposed transaction to them based on their particular situation, you may not "urge" them to do so; please revise throughout your document.

11. Please discuss the federal tax consequences of the Rule 13e-3 transaction to each filing person, the company and its affiliates. Refer to Item 1013(d) of Regulation M-A. Clarify whether affiliates will be able to take advantage of any net operating loss carryforwards and, if so, how this impacted the decision to structure the transaction in this manner.

Fairness, page 12

Position of the Purchaser, page 14

12. Generally, the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction, or was given little weight, this in itself may be an important part of the decision-making process that should be explained for security holders. In this regard, it does not appear that you have fully addressed historical market prices, net book value, going concern value, or liquidation value. See Q&A No. 20 in Exchange Act Release No. 17719.

13. Revise to clarify how the filing persons found the transaction to be procedurally fair to the unaffiliated security holders despite the absence of an unaffiliated representative. Refer to Item 1014(d) of Regulation M-A. Further, please provide the affirmative statements required by Item 1014(c) and (e).

14. Please revise to describe the inherent risks to security holders associated with the decision not to seek a report, opinion or appraisal from an outside party regarding the fairness of the consideration offered to security holders.

Reports, Opinions, Appraisals and Negotiations, page 14

15. Please provide us with copies of any materials prepared by JEGI in connection with its valuation report, including draft reports or appraisals. We note that on August 28, 2007, JEGI was asked to revise its report. To the extent these materials differ from the final valuation report, please describe them in your disclosure and file the draft as an exhibit.

16. Please revise to describe the outlook of the economy and the airline industry, which were factors considered by JEGI.

Comparisons with Selected Software and Information Company Transactions, page 16

17. We note that you list the comparable companies chosen by JEGI. Please revise to also disclose the comparable transactions. Please describe in detail the criteria

used to select the comparable companies and transactions and clarify whether any companies or transactions selected using these criteria were eliminated from consideration and why. Please include a summary of the analyses and results.

Revenue and EBITDA Trends, page 16

18. Revise to explain the reason why Navtech revised downward its 2007 EBITDA forecast, how the forecast was revised, the basis for and effect of the revision.

Background of the Offer…, page 29

19. Please substantially revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. For example, describe any contacts between May 18, 2006 and April 11, 2007. Please also revise so that it is clear how the final structure and terms were reached.

20. Please revise to describe the reasons for undertaking the tender offer at this time. Refer to Item 1013(c) of Regulation M-A. For example, it appears that this structure enables filing persons to engage in the tender offer and merger without recognizing potentially any gain for federal income tax purposes, while potentially requiring unaffiliated security holders to incur a gain or loss for tax purposes.

21. We note that on May 18, 2006, CIG management prepared a memorandum on possible options. Please revise to discuss any alternatives considered during the negotiations and state the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

Source and Amount of Funds, page 35

22. We note that the total amount of funds required is $10,950,812.50, but the amount committed is only $5,197,348. Please disclose the source for the remaining $5,753,464.50. Refer to Item 1007(a) of Regulation M-A.

Schedule I

23. Please revise to include the aggregate number and percentage of subject securities owned by each of these persons. Refer to Item 1008(a) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review.

Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company (and all additional filing persons) acknowledging that:

- the company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company (or filing person) may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Celeste Murphy, Special Counsel, at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions